For Immediate Release

Contact for Media:    Vincent Power
Sears Canada, Corporate Communications
vpower@sears.ca

Sears Canada Announces Departure of Chief Operating Officer

TORONTO - December 11, 2015- Sears Canada Inc. (TSX: SCC; NASDAQ: SRSC) announced today that Klaudio Leshnjani, Executive Vice-President and Chief Operating Officer, will be leaving the Company at the end of Fiscal 2015. Mr. Leshnjani has taken this decision to spend more time with his family.

“It is with mixed emotion that the Company bids farewell to Klaudio,” expressed Brandon G. Stranzl, Executive Chairman, Sears Canada Inc. “We are happy he will be able to spend time with his family which he and they so richly deserve, but we will miss his leadership and ‘get things done’ approach. He has been a constant figure on the management team over much of the past decade and has provided consistency between the Board of Directors and the management team during that time. We thank him sincerely and wish him well in the future.”

“I have had a very fulfilling career at Sears Canada and have been fortunate to work with many associates throughout the Company for whose support I am very grateful,” expressed Mr. Leshnjani. “With Brandon Stranzl and Carrie Kirkman leading the Company together as Executive Chairman and President & Chief Merchant, respectively, the Company is in the right hands and I look forward to following the ongoing success of Sears Canada in the years to come.”

Mr. Leshnjani was appointed Executive Vice-President and Chief Operating Officer in November, 2013, after serving in a series of increasingly senior roles, including his being named Vice-President and General Counsel in 2008. He joined the Company in 2002 as Legal Counsel.

About Sears Canada
Sears Canada is a multi-channel retailer with a network that includes 162 corporate stores, 144 Hometown stores, over 1,200 catalogue and online merchandise pick-up locations, 84 Sears Travel offices and a nationwide repair and service network. The Company also publishes Canada's most extensive general merchandise catalogue and offers shopping online at www.sears.ca.

Disclaimer and Cautionary Notes Regarding Forward-Looking Statements
Although the Company believes that the forward-looking information presented with respect to this announcement is reasonable, such forward-looking information involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information, and undue reliance should not be placed on such information. The forward-looking statements in this release are made as of the date hereof. The Company does not undertake any obligation to update publicly or to revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.